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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                 SCHEDULE 13E-4
                                ----------------

                          ISSUER TENDER OFFER STATEMENT
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)
                             ----------------------

                      E. I. DU PONT DE NEMOURS AND COMPANY
                                (Name of Issuer)

                      E. I. DU PONT DE NEMOURS AND COMPANY
                      (Name of Person(s) Filing Statement)

                                  COMMON STOCK
                            PAR VALUE $.30 PER SHARE
                         (Title of Class of Securities)

                                   263534 10 9
                      (CUSIP Number of Class of Securities)

                              HOWARD R. RUDGE, ESQ.
                      E. I. DU PONT DE NEMOURS AND COMPANY
                               1007 MARKET STREET
                              WILMINGTON, DE 19898
                                 (302) 774-1000

                                    -Copy to-

                               LOU R. KLING, ESQ.
                            EILEEN NUGENT SIMON, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                TEL: 212-735-3000
                                FAX: 212-735-2000

           (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications on Behalf of
                           Person(s) Filing Statement)

                                  JULY 14, 1999
                    (Date Tender Offer First Published, Sent
                          or Given to Security Holders)
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                            Calculation of Filing Fee

Transaction Valuation(1)                                  Amount of Filing Fee
      $646,080,000                                              $129,216

[   ]    Check box if any part of the fee is offset as provided by Rule 0-11(a)
         (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing party:

Date Filed:
---------
(1)      This amount assumes the acquisition by E. I. du Pont de Nemours and
         Company of 8,000,000 shares of the Company's common stock for $80.76 per share.

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         This Schedule 13E-4 relates to an offer by E. I. du Pont de Nemours and
Company ("DuPont") to purchase up to 8,000,000 Shares of common stock, par value of $.30 per share, of DuPont (the "DuPont Common Stock"), held by Non-United
States persons, upon terms and subject to the conditions stated in the Offer to
Purchase dated July 14, 1999 (the  "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to
Purchase, constitute the "Cash Offer").

         The Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(3) and (a)(5), are incorporated in this document by reference.

ITEM 1.  SECURITY AND ISSUER.

         (a) The name of the issuer is E. I. du Pont de Nemours and Company, a Delaware corporation, which has its principal executive offices at 1007 Market
Street, Wilmington, Delaware 19898.

         (b) The information set forth in "Introduction," "Section 1. Number of
Shares; Proration" and "Section 9. Interests of Directors and Executive
Officers; Transactions and Arrangements Concerning the Shares" in the Offer to
Purchase is incorporated herein by reference.

         (c) The information set forth in "Introduction" and "Section 7. Price
Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

         (d) This statement is being filed by the issuer.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)-(b) The information set forth in "Section 10. Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

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ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR
AFFILIATE.

         (a)-(j) The information set forth in "Introduction," "Section 8.
Background and Purpose of Offer; Certain Effects of the Offer," "Section 9.
Interests of Directors and Executive Officers; Transactions and Arrangements
Concerning the Shares," "Section 10. Source and Amount of Funds, and "Section
12. Effects of the Offer on the Market for Shares; Registration Under the
Exchange Act" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

         Except as set forth in Schedule A to the Offer to Purchase which is incorporated in this document by reference, no transaction with respect to the shares of DuPont Common Stock was effected during the period of 40 business days prior to the date hereof by DuPont, or to DuPont's knowledge, its directors or executive officers.

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ITEM 5.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO THE ISSUER'S SECURITIES.

         Neither DuPont nor, to the best of DuPont's knowledge, any of its directors or executive officers is party to any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Cash
Offer with respect to any securities of DuPont required to be disclosed in this document.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in "Introduction" and "Section 16. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

         (a)-(b) "Section 11. Certain Information About the Company" in the
Offer to Purchase is incorporated herein by reference and DuPont's 1998 Annual
Report to Shareholders for the fiscal year ended December 31, 1998 and DuPont's
Quarterly Report on Form 10-Q/A for the First Quarter ended March 31, 1999 and the financial statements included therein, which we have incorporated by reference in the Offer to Purchase, are also incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

         (a) None.

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         (b) The information set forth in the "Section 13. Certain Legal
Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

         (c) Not applicable.

         (d) None.

         (e) Additional information with respect to the Cash Offer and related matters is included throughout the Offer to Purchase and the Letter of Transmittal, which are enclosed with this document as Exhibits (a)(3) and
(a)(5), respectively, and which are incorporated herein by reference. DuPont is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If DuPont becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, DuPont currently intends to make a good faith effort to comply with such law. If, after such good faith effort, DuPont cannot, or if DuPont otherwise determines not to comply with such law or, in DuPont's sole judgment, it becomes impracticable to do so, the Offer, at the discretion of DuPont, will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

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
         (a)(1)     Press Release dated July 14, 1999.

         (a)(2)     European public notices dated July 13, 1999 and July 14, 1999.

         (a)(3)     Offer to Purchase dated July 14, 1999.

         (a)(4)     Letter from DuPont to stockholders.

         (a)(5)     Letter of Transmittal.

         (a)(6)     Notice of guaranteed delivery.

         (a)(7)     Letter from DuPont to Brokers, Dealers, Commercial Banks,
                    Trust Companies, Custodian Banks and other Nominees.

         (a)(8)     Letter to Clients for use by Brokers, Dealers, Commercial
                    Banks, Trust Companies, Custodian Banks and other Nominees.

         (a)(9) Letters from Trustees or Administrators of Non-U.S. DuPont or DuPont affiliated company savings plans.

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
         (a)(10) Notices to Participants in a Blueprint brokerage account at Merrill Lynch of DuPont.

         (a)(11)    Correspondence to all employees of DuPont.

         (a)(12)    Correspondence to all employees of Conoco.

         (a)(13)    Correspondence to selected Non-U.S. employees of DuPont.

         (a)(14)    Correspondence to U.K. employees of Conoco.

         (a)(15)    Supplemental Belgium Circular.

         (b)        Not applicable.

         (c)        Not applicable.

         (d)        Not applicable.

         (e)        Not applicable.

         (f)        Not applicable.

         (g)(1)     Consolidated Financial Statements as of and for the Year
                    Ended December 31, 1998 (audited, except for Quarterly
                    Financial Data and Five-Year Financial Review).

         (g)(2)     Consolidated Financial Statements as of and for the Three
                    Months Ended March 31, 1999 (unaudited).

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 14, 1999                    E. I. du Pont de Nemours and Company


                                         By /s/ Gary M. Pfeiffer
                                           ------------------------------------
                                         Name:  Gary M. Pfeiffer
                                         Title: Senior Vice President and
                                                Chief Financial Officer

                                        8
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                                 EXHIBIT INDEX

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
         (a)(1)     Press Release July 14, 1999.

         (a)(2)     European public notices dated July 13, 1999 and
                    July 14, 1999.

         (a)(3)     Offer to Purchase dated July 14, 1999.

         (a)(4)     Letter from DuPont to stockholders.

         (a)(5)     Letter of Transmittal.

         (a)(6)     Notice of guaranteed delivery.

         (a)(7)     Letter from DuPont to Brokers, Dealers, Commercial Banks,
                    Trust Companies, Custodian Banks and other Nominees.

         (a)(8)     Letter to Clients for use by Brokers, Dealers, Commercial
                    Banks, Trust Companies, Custodian Banks and other Nominees.

         (a)(9) Letters from Trustees or Administrators of Non-U.S. DuPont or DuPont affiliated company savings plans.

         (a)(10) Notices to Participants in a Blueprint brokerage account at Merrill Lynch of DuPont.

         (a)(11)    Correspondence to all employees of DuPont.

         (a)(12)    Correspondence to all employees of Conoco.

         (a)(13)    Correspondence to selected Non-U.S. employees of DuPont.

         (a)(14)    Correspondence to U.K. employees of Conoco.

         (a)(15)    Supplemental Belgium Circular.

         (b)        Not applicable.

         (c)        Not applicable.

         (d)        Not applicable.

         (e)        Not applicable.

         (f)        Not applicable.

         (g)(1)     Consolidated Financial Statements as of and for the Year
                    Ended December 31, 1998 (audited, except for Quarterly
                    Financial Data and Five-Year Financial Review).

         (g)(2)     Consolidated Financial Statements as of and for the Three
                    Months Ended March 31, 1999 (unaudited).


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